April 24, 2025

Andrew Emerson
Chief Financial Officer and Treasurer
IDEXX Laboratories Inc.
One IDEXX Drive
Westbrook, Maine 04092

       Re: IDEXX Laboratories Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 21, 2025
           File No. 000-19271
Dear Andrew Emerson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 17. Segment Reporting, page F-40

1. We note that in prior periods, up to and including the nine months ended September
       30, 2024, you presented Income from operations as your reported measure of segment profit or loss. It appears that you changed your reported measure of segment profit or loss upon the adoption of ASU 2023-07 and now disclose gross profit for each segment in addition to revenues. In your MD&A, however, you continue to present Income from operations for each segment, which includes reported amounts of
       sales and marketing, general and administrative and research and development expenses. Please clarify for us whether Income from operations for each segment is reported to the CODM and the extent to which this measure is used to evaluate segment performance and allocate resources. To the extent this measure is considered by the CODM when assessing performance and allocating resources, please explain how you determined the appropriate measure(s) to report under ASC 280-10-50-
 April 24, 2025
Page 2

       28A. In this regard, at least one of the reported segment profit or loss measures shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences